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EXHIBIT 99.1


                       PERFORMANCE IN AUGUST, 2003 (POSCO)

                                                        (Unit: 1,000 tons, KRW BN)
                                          AUGUST '03
                                 ---------------------------
           ITEMS                           MOM (%)   YOY (%)   JULY '03   AUG. '02
--------------------------       ------    -------   -------   --------   --------
 Crude Steel Production           2,454     -1.9       0.9       2,502      2,433
----------------------------------------------------------------------------------
      Sales Volume                2,300     -4.6       0.5       2,410      2,288
----------------------------------------------------------------------------------
          Sales                   1,182     -4.8      15.2       1,242      1,026
    Operating Profit                270     38.5      16.4         195        232
----------------------------------------------------------------------------------
      Total assets               17,873      2.0       1.0      17,519     17,693
    Total Liabilities             5,360      4.6     -13.0       5,124      6,161
----------------------------------------------------------------------------------

- Domestic sales decreased compared to that of previous month mainly due to the rainy season set in the Korea.



The figures are based on unaudited financial statements. Certain numbers may be presented differently once audited and the company takes no responsibility and accepts no liability for such changes.

All figures in the above table are based on non-consolidated financial statements.